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FEB 23 2010

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104

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10025941

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Service Associates Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4570 Van Nuys Blvd., Suite 550
(No. and Street)

Sherman Oaks,	CA	91403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Gilbert 310-441-4961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name)*

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Service Associates Securities Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRES

Title

Notary Public — See attached California Jurat with Affiant Statement

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this

15th day of February, 2010, by
Date Month Year

(1) J. Gilbert,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

FRANCES J. NORD
Commission # 1744201
Notary Public - California
Los Angeles County
My Comm. Expires May 8, 2011

Signature Frances J. Nord
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 2/15/10 Number of Pages: 2

Signer(s) Other Than Named Above: ________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

PENSION SERVICE ASSOCIATES SECURITIES

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT ACCOUNTANT

Mr. James A. Gilbert
Pension Service Associates Securities
Sherman Oaks, California

I have audited the accompanying statement of financial condition of Pension Service Associates Securities, as of December 31, 2009 and the related statements of operations, cash flows and changes in owner's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Pension Service Associates Securities' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 12, 2010

PENSION SERVICE ASSOCIATES SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		
Cash		$ 10,083
Commissions receivable		1,542
Total assets		$ 11,625
Liabilities and Owner's Equity		
Liabilities		
Accrued expenses		$ 2,889
Total liabilities		2,889
Owner's Equity		
Retained earnings	$ 8,736	8,736
Total liabilities and owner's equity		$ 11,625

The accompanying notes are an integral part of these financial statements

PENSION SERVICE ASSOCIATES SECURITIES
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2009

Revenues		
Commission income	$	14,040
Total Revenues		14,040
Expenses		
Administrative expenses		13,338
Professional fees		1,695
Regulatory fees		480
All other expenses		209
Total Expenses		15,722
Net Income (Loss)	$	(1,682)

The accompanying notes are an integral part of these financial statements

PENSION SERVICE ASSOCIATES SECURITIES
STATEMENT OF CHANGES IN OWNER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2009

Balance, December 31, 2008	$	8,197
Capital contribution		2,221
Net Income (Loss)		(1,682)
Balance, December 31, 2009	$	8,736

The accompanying notes are an integral part of these financial statements

PENSION SERVICE ASSOCIATES SECURITIES
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net income (loss)	$	(1,682)
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
(Increase) decrease in assets:		
Commissions receivable		(76)
Increase (decrease) in liabilities:		
Accrued expenses		(1,789)
Net cash provided (used in) operating activities		(3,547)
Net cash provided by (used in) investing activities		0
Cash flow from financing activities		
Capital contribution		2,221
Net cash provided by (used in) financing activities		2,221
Net increase(decrease) in cash		(1,326)
Cash at beginning of year		11,409
Cash at end of year	$	10,083
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	0

The accompanying notes are an integral part of these financial statements

PENSION SERVICE ASSOCIATES SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Pension Service Associates Securities (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). Business began in July 1992. The Company acts as a limited broker dealer, authorized to conduct business exclusively in the distribution of shares of registered open end investment companies or unit investment trusts (mutual funds) or the sale of variable annuities. The Company claimed an exclusion from membership in the Securities Investor Protection Act of 1970. The firm conducts business with the mutual fund companies under separate dealer agreements on a fully disclosed basis and does not execute any wire order trades with them.

Securities Transactions and Related Party Transaction

Customers' securities transactions are recorded by the mutual fund companies on a settlement-date basis, generally the third business day following the transaction, with related commission income recorded by the Company when received and earned. Commission earned is recognized after mutual fund companies have adjusted for breakpoint, rights of accumulated adjustments and 12b-1 fees.

The Company is a related company to Pension Service Associates (PSA), a corporation. PSA is a pension consultant and administrator. PSA's clients may elect to have the Company be the broker of record. The Company will then invest the client's money from a group of approved mutual funds selected by the client. PSA pays substantially all of the company's expenses, for which it receives a fee equivalent to 95% of the Company's revenue.

NOTE 2 – PROVISION FOR INCOME TAXES

The Company has elected to be taxed as a sole proprietor; therefore no tax liability is reported for the Company as all taxes are due and payable by the sole owner.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is exempt from SIPC membership therefore is not required to the SIPC Supplementary Report Under SEA Rule 17a-5(e)(4) for fiscal years ending December 31, 2009 .

PENSION SERVICE ASSOCIATES SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital		
Total ownership equity (from Statement of Financial Condition)	$	8,736
Non allowable assets:		
Commissions receivable net of payable		(77)
NET CAPITAL	$	8,659
Computation of Net Capital Requirements		
Minimum net capital indebtedness		
6.67% of net aggregate indebtedness	$	193
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	3,659
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	8,370
Computation of Aggregate Indebtedness		
Total liabilities (from Statement of Financial Condition)	$	2,889
Percentage of aggregate indebtedness to net capital		0

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	10,082
Variance:		
Increase in allowable assets		1,465
Increase in liability		(2,888)
Net Capital Per Audit	$	8,659

The accompanying notes are an integral part of these financial statements

PENSION SERVICE ASSOCIATES SECURITIES
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Pension Service Associates Securities qualifies for exemption under Rule 15c3-3 (k) (1).

PENSION SERVICE ASSOCIATES SECURITIES
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Pension Service Associates Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

James A. Gilbert
Pension Service Associates Securities
Sherman Oaks, California

In planning and performing my audit of the financial statements and supplemental schedules of Pension Service Associates Securities (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above. However I did note that the Company's owner uses his personal bank accounts as Corporate accounts. Also, expenses paid by the owner are not booked into the Corporate accounts on a monthly basis thereby understating expenses during the year. At year end, all accrued income and expenses were posted to the books. Mr. Gilbert is aware of the necessity for accruing income and expenses on a monthly basis.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 12, 2010